Mail Stop 4631

                                                             January 10, 2018

Bruce Jolliff
Chief Financial Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

       Re:     Vivos Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed March 9, 2017
               File No. 000-53497

Dear Mr. Jolliff:

        We issued comments to you on the above captioned filing on April 6, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 24, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Jeff Gordon, Staff Accountant, at (202) 551-3866, Ernest Greene, Staff
Accountant, at (202) 551-3733, Sergio Chinos (Staff Attorney), at (202) 551-7844, or me at
(202) 551-3754 with any questions.


                                                             Sincerely,

                                                             /s/ Asia
Timmons-Pierce, for

                                                             Pamela A. Long
                                                             Assistant Director
                                                             Office of
Manufacturing and
                                                             Construction

cc:    Daniel W. Rumsey, Esq.